EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Jurisdiction of
Incorporation
Subsidiary	or Organization
Midwest Bank and Trust Company	Illinois
MBHI Capital Trust III	Delaware
MBHI Capital Trust IV	Delaware
MBHI Capital Trust V	Delaware
Royal Capital Trust I	Delaware
Northwest Suburban Capital Trust I	Delaware
MBTC Investment Company	Nevada
Midwest Funding, L.L.C.	Delaware
Midwest Financial and Investment Services, Inc.	Illinois